Filed by Zillow, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

Article featured in the online version of USA TODAY at http://www.usatoday.com/story/tech/2014/09/01/zillow-trulia-spencer-rascoff-q-and-a/14703979/:

SAN FRANCISCO — As real estate listings site Zillow heads to a $3.5 billion deal to buy Trulia in 2015, Zillow CEO Spencer Rascoff says the two companies will become part of a media portfolio that will position it for an increasingly mobile world.

On a visit to USA TODAY’s San Francisco bureau, he spoke with Tech editor Nancy Blair about Seattle-based Zillow, Trulia and how shopping for homes will evolve. Following are highlights from that conversation, edited for clarity and length.

IMPETUS FOR THE DEAL

Rascoff describes Zillow as a real estate media company. As such, he says, having multiple brands makes sense.

Zillow already operates StreetEasy in New York, acquired a year ago, and HotPads, a national rental site based San Francisco acquired about two years ago. Trulia will be its fourth such property.

“Brands appeal to different users for different reasons,” Rascoff says, “either because they like the color scheme, the user experience, the logo or some feature that one site has that another doesn’t.”

Other companies that have followed the strategy include The Weather Company — which operates weather.com, Weather Underground and Intellicast — and Rascoff’s alma mater Expedia, which operates Expedia, Hotels.com, Hotwire and Trivago. (Rascoff co-founded Hotwire in the ‘90s; it was sold to Expedia in 2003.)

ZILLOW VS. TRULIA

Zillow is about all things home, Rascoff says, including refinancing and home improvement and keeping an eye on the worth of your home or your neighbor’s. Trulia is more of a narrow vertical search engine.

“When you are in the market, Trulia or Zillow are both great services but during the other nine or 10 years when you are out of the market, Zillow tends to be more relevant,” he says.

Both companies were started for similar reasons — to try to “remedy the information asymmetry in the real estate industry.” In the old days, only real estate agents had access to information such as home values and listings.

“It seems so quaint, but when we started Zillow in 2006, as a consumer, you couldn’t actually even find out what was for sale without the good graces of an agent.”

THE IMPORTANCE OF MOBILE

The last few years have seen a big shift to mobile: About 70% of Zillow’s usage now is on mobile platforms; 30% is desktop.

Many companies, from Zynga to Facebook to Twitter, have huge mobile usage, he notes. “What’s nice about us and the reason we have been successful as a public company is we monetize on mobile.”

Zillow makes money from real estate agents who advertise based on ZIP codes. Some 57,000 agents spend, on average, $4,000 a year, Rascoff says.

On the mobile app, you can click to call an agent or drop them an e-mail. “When you are out shopping for a home is when you actually want this.”

In addition to for sale listings, Zillow is building businesses in rentals and mortgages. Mortgage marketplace advertising is now about 10% of revenue, he says.

Zillow serves up connections to lenders through a company it acquired in Lincoln, Neb., called Mortech. Rascoff compares it to shopping for a hotel on Expedia, or a restaurant on Open Table.

Rentals is a newer part of the business, with about 15 million monthly unique users. Potential revenue from rental listings is a big part of the company’s future, but it is just starting to charge for it, mostly to landlords of big apartment buildings. Many rental listings are for single-family homes.

“You can see for sale and for rent at the same time,” he says, noting that about a quarter of home shoppers “dual track” as they try to decide whether to rent or buy.

APPS AND MORE

The company has 26 apps across every platform. “Real estate is the ultimate mobile endeavor,” he says.

One “super cool” thing on Android is a Google Now feature that serves up Zillow listings if it thinks you’re interested in real estate. Google Now is a digital assistant that culls from your search history, e-mails and more to present things to you on your phone without you having to ask.

“You are literally just driving around in a neighborhood and all of a sudden, there is information on homes for sale without you asking for it or thinking about it; that’s today’s reality.”

There’s also “a lot of energy and heat in the real estate industry around virtual tours,” he says, but that technology is still evolving.

“Given a long enough time horizon, (say) five years or so, I firmly believe that shopping for a home will change dramatically because you will be able to triage many, many, many more homes from your desktop or your tablet on the couch because of some sort of virtual tour technology.”

DATA

Zillow employs a team of economists who contribute to the Zillow Real Estate blog and release market data that competes with similar research from Case Shiller and others.

The company makes no money off the data but does it for audience growth. “We have a $10-million-a-year expense item for all this,” Rascoff says. “It goes much beyond PR,” he says. “This is data analytics.”

For Zillow users, the company’s trademark “Zestimate” is a way to gauge how much a home is worth. The company produces 110 million Zestimates three times a week, Rascoff says.

The margin for error can vary a lot by region and locale. In San Francisco, “we give ourselves two stars, which is not very good.” In San Diego, “we give ourselves four stars.”

The wide range has to do with lots of different things, he says, including the quality of underlying data from county records and the like. And the data tends to be less accurate on the high and low ends of the market, because there are fewer comparison homes, or comps.

Still, he says, it’s a pretty good starting point, “considering that we have never been in the home.”

After all, he says, “we call it a Zestimate, not a Zappraisal.”

THE DEAL

“The appeal for us of buying Trulia is (that) they have a huge audience. And they’ve got a great brand. They’ve done a great job of integrating rich local data into their listings, like crime data and school data.”

The regulatory review process, which can take up to a couple of quarters, often focuses on market power. Rascoff says Zillow and Trulia have a small share of real estate related advertising.

Real estate professionals, who operate thousands of small businesses, spend $12 billion a year in advertising, he says. They spend about 2% of that on Zillow and about 2% on Trulia. The bulk goes to things such as direct mail and outdoor advertising, though eventually, he says, “we believe that most of the budgets will move to online and specifically to mobile.”

For now, “although we cast a large shadow, we’re actually a relatively small part of where most of the money gets spent.

“That’s why we believe it will be met with approval.”

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow’s proposed acquisition of Trulia; operational and organizational details of the combined company; the way in which the transaction will impact consumers, real estate professionals, and industry partners; the ability of the combined company to innovate; our ability to realize opportunities of scale; the migration of advertising dollars in the real estate sector to online and mobile; the growth rate of Zillow; and our ability to deliver greater return on investment to our advertisers. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the risk that expected cost savings or other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that the businesses may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval; and the risk that business disruption relating to the transaction may be greater than expected. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and in Zillow’s other filings with the Securities and Exchange Commission. Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the proposed transaction, Zillow and Trulia will file a joint proxy statement/prospectus with the Securities and Exchange Commission, and a newly-formed holding company will file a Registration Statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when they become available) and other documents filed by Zillow and Trulia at the Securities and Exchange Commission’s web site at www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, from Zillow’s website, www.zillow.com, under the heading “Investors” in the “About” tab or by contacting Zillow Investor Relations at (206) 470-7137. These documents may also be obtained, without charge, from Trulia’s website, www.trulia.com, under the tab “Investor Relations” or by contacting Trulia Investor Relations at (415) 400-7238.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission (when they become available). These documents can be obtained free of charge from the sources indicated above.